UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Results of the Annual General Meeting of Shareholders

of KB Financial Group Inc. for Fiscal Year 2014

On March 27, 2015, KB Financial Group Inc. held its annual general meeting of shareholders for fiscal year 2014, and all of the five agenda items listed below were approved and ratified as originally proposed.

•	Agenda:

1)	Approval of financial statements and the proposed dividend payment for fiscal year 2014

2)	Approval of amendments to the Articles of Incorporation

3)	Appointment of directors (one non-standing director and seven non-executive directors)

4)	Appointment of members of the audit committee, who are non-executive directors

5)	Approval of the aggregate remuneration limit for directors

Details of Approved Agenda Items

•	Key items of the approved financial statements for fiscal year 2014

•	Consolidated financial statements for fiscal year 2014*

(In millions of Won, except per share amounts)
Total assets	308,355,708
Total liabilities	280,843,036
Capital stock	1,931,758
Total shareholders’ equity	27,512,672
Total operating revenue**	21,448,094
Net Operating profit	1,959,123
Profit attributable to shareholders of the parent company	1,400,722
Basic earnings per share (Won)	3,626

*	Based on the International Financial Reporting Standards as adopted by the Republic of Korea.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.

•	Separate financial statements for fiscal year 2014*

(In millions of Won, except per share amounts)
Total assets	19,210,521
Total liabilities	923,847
Capital stock	1,931,758
Total shareholders’ equity	18,286,674
Total operating revenue**	510,920
Net Operating profit	434,024
Profit attributable to shareholders of the parent company	432,951
Basic earnings per share (Won)	1,121

*	Based on the International Financial Reporting Standards as adopted by the Republic of Korea.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.

•	Declaration of Dividends

A cash dividend of KRW 780 per common share was declared (total dividend amount: KRW 301,354,320,540).

•	Appointed Directors and Audit Committee Members

•	Number of newly appointed or re-appointed non-executive directors: 7

•	Number of newly appointed or re-appointed members of the Audit Committee: 4

•	Total Number of Directors and Audit Committee Members Following Appointment

•	Directors: 9 (7 non-executive directors)

•	Members of the Audit Committee, who are non-executive directors: 4

Details regarding newly appointed non-standing director

Name	Date of Birth	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director	New Appointment	Term of Office
Hong Lee	April 1958	• Senior Executive Vice President and Head of Sales Group, Kookmin Bank (Current) • Senior Executive Vice President, Corporate Banking Division, Kookmin Bank • Executive Vice President, SOHO Business Supporting Division, Kookmin Bank • Executive Vice President, HR Division, Kookmin Bank • Head of South Regional Head Office, Kookmin Bank • Head of Middle East Corporate Business Supporting Office, Kookmin Bank	—	Yes	2 years

Details regarding newly appointed or re-appointed non-executive directors

Name	Date of Birth	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director	New Appointment	Term of Office

Young Hwi Choi	October 1945	• President & CEO, Shinhan Financial Group Co., Ltd. • Deputy President, Shinhan Bank • Deputy Director, Ministry of Finance • Manager, The Bank of Korea	—	Yes	1 year
Woon Youl Choi	April 1950	• Professor, Sogang University (Current) • Vice President, Sogang University • Member, Korea Monetary Board • President, Korea Money & Finance Association • President, Korean Securities Association • Commissioner, Korea Stock Exchange	—	Yes	1 year
Suk Ryul Yoo	April 1950

•    Visiting Professor, Seoul National University

•    Chairman, Credit Finance Association

•    President & CEO, Samsung Total Petrochemicals Co., Ltd.

•    President & CEO, Samsung Card Co., Ltd.

•    President & CEO, Samsung Life Insurance Co., Ltd.

•    President & CEO, Samsung Securities Co., Ltd.

•    President & CEO, Samsung Capital Co., Ltd.

			President & CEO, Jungmok	Yes	1 year

Name	Date of Birth	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director	New Appointment	Term of Office
Michael Byungnam Lee	September 1954

•    President & CEO, LG Academy (Current)

•    Executive Vice President, Human Resources, LG Corp

•    Vice President, LG Academy

•    Assistant Professor, Georgia State University

•    Assistant Professor, California State University

•    Project Analyst, Daewoo Industrial Co., Ltd.

			President & CEO, LG Academy	Yes	1 year
Jae Ha Park	November 1957	• Senior Research Fellow, Korea Institute of Finance (Current) • Deputy Dean, Asian Development Bank Institute • Vice President, Korea Institute of Finance • Vice Chairman, Korea Money and Finance Association • Senior Counselor to the Minister, Ministry of Economy and Finance • Outside Director, Shinhan Bank • Outside Director, Daewoo Securities • Outside Director, Jeonbuk Bank	—	Yes	1 year

Name	Date of Birth	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director	New Appointment	Term of Office
Eunice Kyonghee Kim	March 1959	• Professor, Ewha Law School (Current) • Deputy CEO, Chief Compliance Officer, Hana Financial Group Inc. • Managing Director & Chief Compliance Officer, Citibank Japan Inc. • Executive Vice President & Chief Legal Officer, Citibank Korea Inc. • Vice-Chairperson, International Association of Korean Lawyers • Member, Financial Development Committee • Member, Korea Prosecution Future Development Committee	—	Yes	1 year
Jongsoo Han	October 1960	• Professor, Ewha Womans University (Current) • Member, Korea Accounting Deliberating Council, Financial Services Commission • Vice President, Korea Accounting Association • Member, Korea Accounting Standards Board	—	Yes	1 year

Details regarding newly appointed or re-appointed members of the Audit Committee, who are non-executive directors

Name	Date of Birth	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director	New Appointment	Term of Office
Young Hwi Choi	October 1945	• President & CEO, Shinhan Financial Group Co., Ltd. • Deputy President, Shinhan Bank • Deputy Director, Ministry of Finance • Manager, The Bank of Korea	—	Yes	1 year
Woon Youl Choi	April 1950	• Professor, Sogang University (Current) • Vice President, Sogang University • Member, Korea Monetary Board • President, Korea Money & Finance Association • President, Korean Securities Association • Commissioner, Korea Stock Exchange	—	Yes	1 year
Eunice Kyonghee Kim	March 1959	• Professor, Ewha Law School (Current) • Deputy CEO, Chief Compliance Officer, Hana Financial Group Inc. • Managing Director & Chief Compliance Officer, Citibank Japan Inc. • Executive Vice President & Chief Legal Officer, Citibank Korea Inc. • Vice-Chairperson, International Association of Korean Lawyers • Member, Financial Development Committee • Member, Korea Prosecution Future Development Committee	—	Yes	1 year

Name	Date of Birth	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director	New Appointment	Term of Office
Jongsoo Han	October 1960	• Professor, Ewha Womans University (Current) • Member, Korea Accounting Deliberating Council, Financial Services Commission • Vice President, Korea Accounting Association • Member, Korea Accounting Standards Board	—	Yes	1 year

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 27, 2015	By:	/s/ Jong-Hee Yang
(Signature)

	Name:	Jong-Hee Yang
	Title:	Deputy President